Ciba Specialty Chemicals   Ciba Spezialitaetenchemie  Ciba Specialites Chimiques
Holding Inc., Switzerland  Holding AG, Schweiz        Holding SA, Suisse



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                                                                          CIBA
Page 1 of 2

March 23, 2001
Basel, Switzerland

NEWS RELEASE

Ciba Specialty Chemicals
Annual General Meeting 2001

o  Dividend agreed at CHF 2 per share
o  Simplified structure for further growth
o  Increase in sales and profits expected for the year 2001

At the fourth Annual General Meeting today in Basel, Switzerland, the shareholders of Ciba Specialty Chemicals Holding Inc. approved all the motions proposed by the Board of Directors. The 1 601 shareholders present represented 16 162 904 of the votes, or 22.4 percent of the 72 130 117 registered shares.

The Annual General Meeting accepted the proposal by the Board of Directors for an unchanged dividend payment of CHF 2 per share.

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, emphasized the strengths of the Company in his address. "Since I took up the office of Chairman and CEO I have been to numerous plants, spoken with many employees at all levels and met with major customers. I am impressed by our quality products and our highly motivated employees. 2000 was a very successful business year with solid growth and a strong increase in profit. Ciba Specialty Chemicals is financially healthy and has enormous potential. It is now my aim to realize this potential to the full."

From March 1, 2001, Ciba Specialty Chemicals has a simplified structure with five strong Segments focused on their markets. Armin Meyer: Each of these Segments is market leader or has the potential to become market leader. The Segments are ready for above average profitable growth. They are focused on customer industries and provide their customers with comprehensive solutions. Through this, innovation, and generation of free cash flow will be markedly advanced. Implementation of the company structure has progressed a long way.


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The global organization has been defined and the appointments within the
Segments have been made.

Armin Meyer expects a market growth of around 2 per cent for 2001. "We want - allowing for moderate fluctuations in currency exchange rates - to achieve notably stronger growth than the market, Meyer explained. Looking at the EBITDA, we want to exceed last years results in absolute terms. We have, allowing for moderate currency fluctuations, set a target of an EBITDA of between 17.1 and 17.6 per cent of sales."

Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF
7.9 billion in 2000 and CHF 293 million was spent on R&D to foster innovation across the Company.

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained in the Annual Report and the Managements Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Companys targeted customers, changes in the Companys business strategy, the Companys ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors, both referenced and not referenced in this document. The Company does not intend or assume any obligation to update these forward-looking statements.

For further information please contact:

MEDIA                               INVESTOR RELATIONS
-----                               ------------------
BASEL, SWITZERLAND                  BASEL, SWITZERLAND
Thomas Gerlach                      Matthias A. Fankhauser
Corporate Communications            Investor Relations
Tel: +41 61 636 4444                Tel: +41 61 636 5081
Fax: +41 61 636 3019                Fax: +41 61 636 5111


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VIRTUAL MEDIA KIT: http://www.cibasc.com/media
o  Press release
o  Address Armin Meyer (PDF)
o  Slide presentation Armin Meyer (PDF)





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                         3095, 3096, 3097, 4031